UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

                              Cardiome Pharma Corp.

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                February 14, 2003

                            (CUSIP Number: 14159U202)

                       Date of event which requires filing
                                December 31, 2002

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).


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

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CUSIP No.                             13G                      Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jay Lobell
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,585,608
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,585,608
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,585,608(1)
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1%
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12.  TYPE OF REPORTING PERSON*

     (IN)
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      (1)   Beneficial ownership consists of voting and dispositive power over
            (i) 633,712 shares owned by a trust for which Mr. Lobell is the distribution and investment advisor and (ii) 1,951,897 shares owned by the Lindsay A. Rosenwald 2000 Family Trust, in which Mr. Lobell is the trustee. Although Mr. Lobell may be deemed to beneficially own the shares reflected above for the purpose of Section 13 of the Exchange Act, he disclaims beneficial ownership of said shares.


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

ITEM 1(a).  NAME OF ISSUER:

            Cardiome Pharma Corp. (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            3650 Westbrook Mall
            Vancouver, BC V6S 2L2

ITEM 2(a)   NAME OF PERSON FILING:

            Jay Lobell

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            365 West End Avenue
            New York, NY 10024

ITEM 2(c).  CITIZENSHIP:

            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.001 par value.

ITEM 2(e).  CUSIP NUMBER: 14159U202

ITEM 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)    |_|  Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

      (b)    |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

      (c)    |_|  Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)    |_|  Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)    |_|  An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)    |_|  An employee benefit plan or endowment fund in accordance
                  withss.240.13d-1(b)(1)(ii)(F);

      (g)    |_|  A parent holding company or control person in accordance
                  withss.240.13d-1(b)(1)(ii)(G);

      (h)    |_|  A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);


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

      (i)    |_|  A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)    |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

      (k)    |X|  Not Applicable

ITEM 4.     OWNERSHIP

            For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            See Footnote #1

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 14, 2003
            New York, NY                /s/ Jay Lobell
                                        --------------------------
                                        Jay Lobell


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